Exhibit B.1

Global Energy Resource Insurance Corporation

Balance Sheet

as of May 31, 2002

(Unaudited)

ASSETS

Cash	$141,278
Prepaid Expenses	2,999
Premium Receivable	5,096
TOTAL ASSETS	$149,373

LIABILITIES

Accrued Expenses	$8,040
Federal Tax Payable	1,540
Unearned Premiums (UEPR)	34,928
TOTAL LIABILITIES	44,508

SHAREHOLDER'S EQUITY

Capital Stock	100,000
Retained Earnings	4,551
Year to Date Net Income	314
TOTAL SHAREHOLDER'S EQUITY	104,865

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$149,373

Exhibit B.2

Global Energy Resource Insurance Corporation

Income Statement

For the Five Months Ended May 31, 2002

(Unaudited)

Year to Date
Period ended
May 31, 2002
UNDERWRITING INCOME

Movement in UEPR	$18,613
18,613
UNDERWRITING EXPENSES
-
-
Net Underwriting Income	18,613
Interest Income	690
TOTAL REVENUES	19,303

GENERAL & ADMINISTRATIVE EXPENSES
Management Fees	8,192
Audit & Actuarial Fees	3,775
Office Expenses	400
Legal Fees & Government Fees	5,402
Bank Charges	10
Miscellaneous	1,001
TOTAL GENERAL & ADMINISTRATIVE EXPENSES	18,780

NET INCOME (LOSS) BEFORE TAXES	523
Federal Income Taxes	209
NET INCOME (LOSS)	$314

Exhibit B.3

Global Energy Resource Insurance Corporation

Statement of Cash Flows

For the Five Months Ended May 31, 2002

(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$314
Add (deduct) items not affecting cash:
Amortization of organization costs	0
Changes in assets and liabilities:
Premiums receivable	34,622
Prepaid Expenses	(2,404)
Accounts payable	243
Unearned premiums	(21,856)
Ceded reinsurance balances payable	(33,287)
Retained Earnings	2,556
Federal income tax payable	210

Net cash provided by operating activities	(19,602)

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	160,880

CASH & CASH EQUIVALENTS, END OF PERIOD	$141,278